UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                 No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

Purchase of 50% of BTM’s Head Office and Nihonbashi Annex

Tokyo, July 21, 2005 — The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), a subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), announced that it has reached an agreement, as set out below, to purchase from Mitsubishi Estate Co., Ltd. (Mitsubishi Estate) the equivalent of 50% of the land and buildings of each of BTM’s headquarters and Nihonbashi annex. Currently these are jointly owned by BTM and Mitsubishi Estate. Details of the purchase, which will take place on August 31, 2005, are shown below.

As it is planned that the land and buildings will be the infrastructure for the new bank that will be formed following management integration with the UFJ group (subject to approval by the relevant regulatory authorities), it was deemed appropriate that the purchase should be made from the viewpoint of the stability of facilities management and also to maintain operational freedom.

The equivalent of 50% of this land and buildings was sold to Mitsubishi Estate on March 30, 1999.

1.	Details of the assets to be purchased:

(1)	Details of the headquarters land and building (of which an equivalent of 50% is the subject of purchase)

Address:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Area of land:	10,795.10 m2
Building structure:	Ferro concrete, 24 floors and five basement floors
Floor area of building:	121,580.79 m2
Date of construction:	June 1980

(2)	Details of the Nihonbashi Annex land and building (of which an equivalent of 50% is the subject of purchase)

Address:	3-2 Nihonbashi-Hongokucho 1-chome, Chuo-ku, Tokyo
Area of land:	3,115.60 m2
Building structure:	Ferro concrete, 14 floors and four basement floors
Floor area of building:	29,729.36 m2
Date of construction:	April 1979

2.	Seller:

Company name:	Mitsubishi Estate Co., Ltd.
President and CEO:	Keiji Kimura
Address of Headquarters:	6-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

3.	Purchase price:

The total purchase price for the equivalent of 50% of the headquarters and annex land and buildings is ¥111.3 billion (headquarters ¥103.4 billion; annex ¥7.9 billion).

*            *            *

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-9066
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03)-3240-2950